Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

  Telephone (801) 363-7411

Branden T. Burningham, Esq.

 Fax (801)355-7126

Bradley C. Burningham, Esq.

             email lwb@burninglaw.com

December 1, 2009

Securities and Exchange Commission

Washington, D.C. 20549-7010

Attn:  Jill S. Davis, Branch Chief

Via Facsimile: 202-772-9368 or 202-772-9369

Re:

Bullion Monarch Mining, Inc.

Form 10-K for Fiscal Year Ended April 30, 2009

Filed August 13, 2009

Form 10-K/A for Fiscal Year Ended April 30, 2009

Filed September 15, 2009

Response Letter Dated August 10, 2009

File No. 1-03896

Dear Ms. Davis:

This letter is to request additional time to respond to your comment letter dated November 5, 2009, and make the necessary changes regarding the above referenced filings for Bullion Monarch Mining, Inc.  We believe that we will have these responses and changes by Wednesday, December 9, 2008.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/sg

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